ETERNITY HEALTHCARE INC.

June 3, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Melissa Feider

Dear Sirs:

Re: Eternity Healthcare Inc. ("the Company") Amendment No. 2 to Registration Statement on Form S-1 Filed May 4, 2011 File No. 333-172061

We refer to your letter of May 17, 2011 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed May 4, 2011.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Amendment No. 2 to Registration Statement on Form S-1 filed May 4, 2011

Risk Factors

1.
Refer to prior comment 2.  Please revise your disclosure to include a clear and unambiguous statement indicating that your management has concluded that your internal control over financial reporting is not effective.  In addition, to the extent known, please include a timeline regarding when you expect to fully remedy the weaknesses and the costs, if material, associated with the remedial measures.

Response:  We have revised this risk factor, in the S-1/A filed concurrently with this response as follows:

“Our management has concluded that our internal control over financial reporting is not effective.  We have material weaknesses in internal control over financial reporting and cannot assure you that additional material weaknesses will not be identified in the future. If our internal control over financial reporting or disclosure controls and procedures are not effective, there may be errors in our financial statements that could require a restatement or our filings may not be filed on a timely basis and investors may lose confidence in our reported financial information, which could lead to a decline in our stock price.

We have assessed that we have material weaknesses in internal control over financial reporting. Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. The Sarbanes-Oxley Act of 2002 requires management and our auditors to evaluate and assess the effectiveness of our internal control over financial reporting.

We cannot assure you that material weaknesses in our internal control over financial reporting will not be identified in the future. Although we intend to improve our internal control processes, we may not be able to effectively and timely implement necessary control changes to ensure continued compliance with the Sarbanes-Oxley Act and other regulatory and reporting requirements. Our lack of financing and additional staff, present challenges to maintain the internal control and disclosure control standards applicable to public companies. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in significant deficiencies or material weaknesses, cause us to fail to timely meet our periodic reporting obligations, or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and the effectiveness of our internal control over financial reporting required under the Sarbanes-Oxley Act. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to timely meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price. If we fail to maintain effective internal controls, we could be subject to regulatory scrutiny and sanctions and investors could lose confidence in the accuracy and completeness of our financial reports.

At this time, we do not have sufficient personnel to establish an adequate division of duties amongst persons involved with financial affairs of our company and we do not have sufficient resources to implement internal control over financial reporting procedures.  We believe that once we raise sufficient capital, we will be able to hire the required personnel and effect changes to our internal control over financial reporting procedures which will remediate the current weaknesses.

We hope to be able to hire additional staff, with US GAAP financial reporting experience, to be able to begin implementation of effective segregation of duties by October 2011.  This staff will also be responsible to implementing other financial controls procedures.  We anticipate that the cost of hiring sufficient, part-time, staff for this position will be approximately $60,000 per year.

Even if we are able to raise the funds necessary to hire the necessary staff, we cannot assure you that we will be able to fully comply with the requirements of the Sarbanes-Oxley Act or that management or our auditors will conclude that our internal control over financial reporting is effective in future periods.”

Financial Statements and Supplementary Data

Interim Consolidated Financial Statements

Note 3.  Restatement of Financial Statements, page F-10

2.
We note your response to prior comment 7.  Please revise your disclosures to clarify that the company originally accounted for the transaction with Kid's Book Writer as a business combination rather than as a reverse merger.

Response:  We have added the following disclosure in Note 3 of the restated financial statements included in the Form S-1/A filed concurrently with this response:

“The Company originally accounted for the Share Exchange Transaction as a business combination rather than a reverse merger.”

3.	Additionally, please disclose the information you provided in response to prior comment 8 to explain the nature of restatement adjustments in further detail.

Response:  We have added the following disclosure in Note 3 of the restated financial statements included in the Form S-1/A filed concurrently with this response:

“The restated interim consolidated financial statements correctly represent the continuation of the financial statements of Eternity BC except for its capital structure, which has been retroactively adjusted to reflect the legal capital of the Company in accordance with ASC 805-40. The original interim consolidated financial statements incorrectly presented the consolidated financial statements as continuation of the financial statements of the Company while Eternity BC was presented as wholly-owned subsidiary. The following adjustments reflect the changes necessary to apply the guidance in ASC 805-40 for a reverse merger.”

Executive Compensation, page 46

4.
Please update your executive compensation disclosure and summary compensation table to include information for the fiscal year ended April 30, 2011, the most recently completed fiscal year.  Refer to Item 402(n)(1) of Regulation S-K and the Division of Corporation Finance's Compliance & Disclosure Interpretation 217.11 of Regulation S-K, available on our website.

Response:  Consistent with Item 402(n)(1) of Regulation S-K, we have updated the executive compensation disclosure and summary compensation table to include information for the fiscal year ended April 30, 2011. Consistent with the Division of Corporation Finance’s Compliance & Disclosure Interpretation 217.11 of Regulation S-K, we have also included a note in the compensation disclosure indicating that the compensation disclosure depends upon assumptions used in the financial statements and those financial statements have not yet been audited.

Certain Relationship and Related Transactions, page 48

5.
We note your response to prior comment 9 indicating that you considered the market value of the company prior to the share exchange, the "approximate valuation of Eternity BC," and that you "assigned a value of approximately $100,000 to the public company and $2,000,000 to Eternity BC given its revenue potential."  Tell us how you determined the amount of company shares to issue in the share exchange based on these valuations.

Response:  Our exact figures for the calculation of the issuances relating to the acquisition of Eternity BC are as follows:

Value of Eternity Nevada: $114,400 or $0.032 per share given 3,575,000 shares issued and outstanding.

Value of Eternity BC: $1,920,000, at $0.032 per share equaled 60,000,000 shares.

Yours truly,

ETERNITY HEALTHCARE INC.

Per: /s/ Francine Salari

Francine Salari, President